DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 28, 2006

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2006

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

Dear Mr. Berry:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Abbott by Marion Catron. We also have received a letter on the proponent's behalf dated January 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Leana Stormont
Research & Investigations Department
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

1800

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, IL 60064-6011

RECEIVED
2005 DEC 30 PM 4:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 29, 2005

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by Marion Catron

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Marion Catron from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 21, 2006.

We received a notice on behalf of Marion Catron on November 11, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) (the "Proposal") read as follows:

> WHEREAS, the Company conducts tests on animals as part of its product research and development; and
>
> WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and
>
> WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and
>
> WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,
>
> BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for

animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct . . ."

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept . . . even to a viewer with no particular interest in animal welfare, at least cry out for explanation."

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the proponent, as well as a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the proponent of our intention to omit the Proposal from our 2006 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in our 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 3% of the vote if proposed once within the preceding 5 calendar years. . . ."

We included a proposal (the "Previous Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the Previous Proposal as it appeared in our 2005 proxy materials is attached hereto as Exhibit B. The Proposal and the Previous Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing.

"Substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the Previous Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in both *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

The Proposal requests that Abbott issue a report to shareholders on the feasibility of amending its policy on animal-based testing so that it ensures superior standards of care for animals used in testing and so that it applies to independent laboratories contracted by Abbott, while the Previous Proposal requested that Abbott cease conducting animal-based tests. Despite the different actions requested by the proposals, both the Previous Proposal and the Proposal deal with the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – animal-based testing conducted by or on behalf of Abbott. Both proposals (whether in their respective resolutions, recitals or supporting statements) discuss the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such alleged abuses, albeit by carrying out different actions.

As evidenced in Exhibit C, the Previous Proposal received 2.51% of the vote at our 2005 annual meeting of shareholders.[1] Since the Previous Proposal failed to meet the required 3% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2006 proxy materials pursuant to Rule 14a-8(i)(12)(i).

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2006 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2006 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The proponent's legal representative, Leana Stormont, may be reached by facsimile at 757.628.0781.

[1] Tabulation is as follows: votes cast for – 25,588,601 and votes cast against – 993,974,542. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Marion Catron
c/o Leana Stormont, Esq.
Research & Investigations Department
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

13294217 91947408

Exhibit A

Proposal

ABBOTT SHAREHOLDER RESOLUTION

This Proposal is submitted by Marion Catron.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has an *Animals in Biomedical Research* policy (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of pharmaceutical companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. The Company, as an industry leader, is commended for its efforts aimed at minimizing "unnecessary pain or suffering" and "reducing the number of animals used in any test we conduct ..."[1]

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[2]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[1] http://abbott.com/citizenship/citizen_abbott/position.cfm

[2] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Exhibit B

Previous Proposal

Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

John M. Carter (owner of 478 Abbott common shares), The Enid K. Dillon Trust (owner of 3,000 Abbott common shares), and Cornelia Cerf (owner of 300 Abbott common shares), through their attorney, Susan L. Hall, 2818 Connecticut Avenue, N.W., Washington, D.C., 20008, have informed Abbott that they intend to present the following proposal at the meeting.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Proponent's Statement in Support of Shareholder Proposal

This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternate Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

(1) CCAC Animal Use Survey - 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm.

(2) Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm.

(3) CCAC Animal Use Survey - 2001.

(4) Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.

(5) ECVAM website: http://ecvam.jrc.it.

(6) OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html.

Exhibit C

Voting Results for the 2005 Annual Meeting

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 22, 2005. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Roxanne S. Austin	1,335,745,463	24,119,515
William M. Daley	1,341,199,411	18,665,567
H. Laurance Fuller	1,336,590,924	23,274,054
Richard A. Gonzalez	1,323,525,501	36,339,477
Jack M. Greenberg	1,338,458,177	21,406,801
Jeffrey M. Leiden, M.D., Ph.D.	1,330,165,076	29,699,902
The Lord Owen CH	1,342,882,255	16,982,723
Boone Powell Jr.	1,337,056,319	22,808,659
Addison Barry Rand	1,337,206,795	22,658,183
W. Ann Reynolds, Ph.D.	1,333,234,174	26,630,804
Roy S. Roberts	1,343,081,511	16,783,467
William D. Smithburg	1,335,222,369	24,642,609
John R. Walter	1,334,641,826	25,223,152
Miles D. White	1,334,508,735	25,356,243

(b) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,338,466,739	11,750,298	9,647,941

(c) The shareholders rejected a shareholder proposal on executive compensation. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
58,830,774	1,054,385,293	19,061,307	227,587,604

(d) The shareholders rejected a shareholder proposal concerning performance-based options. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
422,868,073	695,048,135	14,361,166	227,587,604

(e) The shareholders rejected a shareholder proposal concerning *in vitro* testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
25,588,601	993,974,542	112,714,231	227,587,604

(f) The shareholders rejected a shareholder proposal concerning political contributions. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
83,669,995	941,974,705	106,632,674	227,587,604

(g) The shareholders rejected a shareholder proposal concerning HIV/AIDS-TB-Malaria Pandemics. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
71,234,106	960,516,598	100,526,670	227,587,604

(h) The shareholders rejected a shareholder proposal on separating the roles of Chair and CEO. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
196,635,942	918,620,280	17,021,152	227,587,604

RECEIVED

2006 JAN 18 AM 11: 16

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

January 11, 2006

BY REGULAR & ELECTRONIC MAIL: *cfletters@sec.gov*

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Marion Catron for Inclusion in the 2006 Proxy Statement of Abbott Laboratories

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 29, 2005, submitted to the SEC by Abbott Laboratories ("Abbott" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Marion Catron, a member and supporter of People for the Ethical Treatment of Animals ("PETA"). Ms. Catron has named the undersigned as her designated representative.

The Company argues that the proposal under review is substantially the same as one filed last year, and should be omitted pursuant to Rule 14a-8(i)(12) because last year's proposal did not garner enough votes.

For the reasons that follow, we request that the SEC recommend enforcement action if the proposal is omitted.

Ms. Catron's resolution is very straightforward:

> [T]he shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy[1] to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

[1] The Policy is Abbott's *Animal in Biomedical Research* policy posted on the Company's Web site at http://abbott.com/citizenship/citizen_abbott/position.cfm.

In short, Abbott is being asked to report to shareholders on the feasibility of extending its animal welfare policy to outside contractors, and on the feasibility of implementing enrichment measures for the animals used in the Company's laboratories and outside facilities. This resolution is informally referred to by PETA as the "Animal Welfare" resolution. It has been filed with 12 pharmaceutical companies.

Last year's resolution, by contrast, requested that the Board commit to using five *in vitro* (non-animal) tests for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity. Last year's resolution was informally referred to as the "Give the Animals Five" or the "GTA5" resolution, and is attached to Abbott's No Action Letter at Exhibit B. The GTA5 resolution was filed with 16 companies for inclusion in their respective 2005 proxy materials.[2]

I. The Proposal Under Review Does Not Deal with Substantially the Same Subject Matter as That Which Was Included in the 2005 Proxy Materials.

The dissimilarity between the GTA5 resolution and the Animal Welfare proposal is not subtle. The GTA5 proposal focused on substituting five validated non-animal test methods in place of their live-animal counterparts, along with petitioning for regulatory acceptance. In contrast, the Animal Welfare resolution asks the Board to explore the feasibility of extending the Company's animal welfare policy to outside contracting laboratories and to ensure that enrichment measures are made available for animals used in laboratory testing.

The Animal Welfare proposal and the GTA5 resolution are to each other as egg replacer is to a privatized prison. Egg replacer can be used in place of eggs, and may even be deemed superior to eggs because it contains no cholesterol, has fewer calories, and poses no threat of salmonella poisoning. As the name implies, egg replacer is a replacement for a chicken egg, just as the five *in vitro* assays in the GTA5 resolution are replacements for their five live-animal counterparts.

On the other hand, the Animal Welfare resolution is similar to the requirements the government would put in place when privatizing a penal system. Even though most of the prisoners' basic rights and fundamental liberties have been abridged, the government and/or the subcontractor still need to plan for shelter, food, and exercise or other recreation. The Animal Welfare resolution simply seeks to extend animal welfare policies to the Company's outside independent laboratory contractors, and to ensure that the basic physical, psychological and behavioral needs of the animals are met.[3]

Perhaps most telling are the very different supporting statements for the two resolutions. The GTA5 resolution talks about harmonizing "sound science with the elimination of animal-based test methods where non-animal methodologies exist." It continues by explaining the five endpoints for which *in vitro* tests have been validated, and lists the many countries and members

---

[2] Five companies filed no action letters in an attempt to omit the GTA5 resolution from their 2005 proxy materials. The Staff refused to concur in any of the companies' positions. The various bases asserted to omit the GTA5 resolutions included ordinary business operations, involvement in the regulatory process, and vague and misleading.

[3] Of course, animals confined in laboratories are innocent of any crime and are subjected to an artificial, stressful, and frequently painful world that they cannot possibly understand.

of the Organization for Economic Cooperation and Development that have endorsed the non-animal methods.

On the other hand, the current Animal Welfare resolution was inspired by the "atrocities recorded at Covance, Inc.[4] [which] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent." The supporting statement goes on to cite a lawsuit that Covance filed in the United Kingdom in an effort to enjoin PETA from showing undercover video of the gross physical abuses to primates which were recorded at Covance. The UK judge characterized the video as "highly disturbing," ruled against Covance, and awarded PETA over £50,000 in attorney's fees and expenses.

In short, the GTA5 resolution suggested using five validated alternative methods to avoid animal use entirely for those five tests. This year's Animal Welfare resolution is about how to treat animals and satisfy a modicum of their needs when there is no perceived alternative to their use. The issues at hand are vastly different. We are dismayed that Abbott Laboratories, whose research consumes thousands of animals every year, does not seem interested in discerning the difference.

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if Abbott fails to include the proposal in its 2006 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at LeanaS@peta.org or (757) 962-8327.

Very truly yours,

Leana Stormont
Counsel, Research & Investigations

SLH/pc

cc: John A. Berry, Division Vice President
Abbott Laboratories
Ms. Marion Catron

[4] Covance Inc. is an independent contract laboratory headquartered in Princeton, New Jersey. Companies engage Covance to perform laboratory testing on products in all types of industry, including most notably the pharmaceutical industry. A recent article quotes the president of early development for Covance, Wendel Barr, as stating, " We've worked with just about every major company around the world." (Arizona Republic, 10-21-05)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

The proposal requests a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories.

There appears to be some basis for your view Abbott may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Mary Beth Breslin
Special Counsel